# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bridger Aerospace Group Holdings, Inc., CIK 0001941536
CUSIP: 96812F102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 90 Aviation Lane, Belgrade, Montana (MT), 59714
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001464694

## Reporting persons
- BTO Grannus Holdings IV - NQ LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,491,088; shared voting power 0; sole dispositive power 2,491,088; shared dispositive power 0; aggregate amount beneficially owned 2,491,088 (4.2% of the class)
- Grannus Holdings Manager - NQ LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,491,088; shared voting power 0; sole dispositive power 2,491,088; shared dispositive power 0; aggregate amount beneficially owned 2,491,088 (4.2% of the class)
- Blackstone Tactical Opportunities Advisors L.L.C.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,491,088; shared voting power 0; sole dispositive power 2,491,088; shared dispositive power 0; aggregate amount beneficially owned 2,491,088 (4.2% of the class)
- Blackstone Intermediary Holdco L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,491,088; shared voting power 0; sole dispositive power 2,491,088; shared dispositive power 0; aggregate amount beneficially owned 2,491,088 (4.2% of the class)
- Blackstone Securities Partners L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,491,088; shared voting power 0; sole dispositive power 2,491,088; shared dispositive power 0; aggregate amount beneficially owned 2,491,088 (4.2% of the class)
- Blackstone Advisory Services L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,491,088; shared voting power 0; sole dispositive power 2,491,088; shared dispositive power 0; aggregate amount beneficially owned 2,491,088 (4.2% of the class)
- Blackstone Tactical Opportunities Fund - FD L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 43,029; shared voting power 0; sole dispositive power 43,029; shared dispositive power 0; aggregate amount beneficially owned 43,029 (0.1% of the class)
- Blackstone Tactical Opportunities Associates III - NQ L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 43,029; shared voting power 0; sole dispositive power 43,029; shared dispositive power 0; aggregate amount beneficially owned 43,029 (0.1% of the class)
- BTO DE GP - NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 43,029; shared voting power 0; sole dispositive power 43,029; shared dispositive power 0; aggregate amount beneficially owned 43,029 (0.1% of the class)
- Blackstone Family Tactical Opportunities Investment Partnership III - NQ - ESC L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 19,239; shared voting power 0; sole dispositive power 19,239; shared dispositive power 0; aggregate amount beneficially owned 19,239 (0.03% of the class)
- BTO - NQ Side-by-Side GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 19,239; shared voting power 0; sole dispositive power 19,239; shared dispositive power 0; aggregate amount beneficially owned 19,239 (0.03% of the class)
- Blackstone Holdings I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,491,088; shared voting power 0; sole dispositive power 2,491,088; shared dispositive power 0; aggregate amount beneficially owned 2,491,088 (4.2% of the class)
- Blackstone Holdings II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 62,268; shared voting power 0; sole dispositive power 62,268; shared dispositive power 0; aggregate amount beneficially owned 62,268 (0.1% of the class)
- Blackstone Holdings I/II GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,553,356; shared voting power 0; sole dispositive power 2,553,356; shared dispositive power 0; aggregate amount beneficially owned 2,553,356 (4.3% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,553,356; shared voting power 0; sole dispositive power 2,553,356; shared dispositive power 0; aggregate amount beneficially owned 2,553,356 (4.3% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,553,356; shared voting power 0; sole dispositive power 2,553,356; shared dispositive power 0; aggregate amount beneficially owned 2,553,356 (4.3% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,553,356; shared voting power 0; sole dispositive power 2,553,356; shared dispositive power 0; aggregate amount beneficially owned 2,553,356 (4.3% of the class)

## Item 1. Issuer
Name of issuer: Bridger Aerospace Group Holdings, Inc.
Address of issuer's principal executive offices: 90 Aviation Lane, Belgrade, MT 59714

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(i) BTO Grannus Holdings IV - NQ LLC
(ii) Grannus Holdings Manager - NQ LLC
(iii) Blackstone Tactical Opportunities Advisors L.L.C.
(iv) Blackstone Intermediary Holdco L.L.C.
(v) Blackstone Securities Partners L.P.
(vi) Blackstone Advisory Services L.L.C.
(vii) Blackstone Tactical Opportunities Fund - FD L.P.
(viii) Blackstone Tactical Opportunities Associates III - NQ L.P.
(ix) BTO DE GP - NQ L.L.C.
(x) Blackstone Family Tactical Opportunities Investment Partnership III - NQ - ESC L.P.
(xi) BTO - NQ Side-by-Side GP L.L.C.
(xii) Blackstone Holdings I L.P.
(xiii) Blackstone Holdings II L.P.
(xiv) Blackstone Holdings I/II GP L.L.C.
(xv) Blackstone Inc.
(xvi) Blackstone Group Management L.L.C.
(xvii) Stephen A. Schwarzman

As of September 30, BTO Grannus Holdings IV - NQ LLC directly holds 2,491,088 shares of par value $0.0001 per share (the "Common Stock") of the Issuer, Blackstone Tactical Opportunities Fund - FD L.P. directly holds 43,029 shares of Common Stock and Blackstone Family Tactical Opportunities Investment Partnership III - NQ - ESC L.P. directly holds 19,239 shares of Common Stock. BTO Grannus Holdings IV - NQ LLC, Blackstone Tactical Opportunities Fund - FD L.P. and Blackstone Family Tactical Opportunities Investment Partnership III - NQ - ESC L.P. are together referred to herein as the "Blackstone Holders."

BTO Grannus Holdings IV - NQ LLC is managed by Grannus Holdings Manager - NQ LLC and Blackstone Tactical Opportunities Advisors L.L.C. is the investment adviser to BTO Grannus Holdings IV - NQ LLC. The managing member of Blackstone Tactical Opportunities Advisors L.L.C. is Blackstone Intermediary Holdco L.L.C. The sole member of Blackstone Intermediary Holdco L.L.C. is Blackstone Securities Partners L.P. The general partner of Blackstone Securities Partners L.P. is Blackstone Advisory Services L.L.C. The sole member of Blackstone Advisory Services L.L.C. is Blackstone Holdings I L.P.

The general partner with management authority over Blackstone Tactical Opportunities Fund - FD L.P. with respect to the Common Stock held thereby is Blackstone Tactical Opportunities Associates III - NQ L.P. The general partner of Blackstone Tactical Opportunities Associates III - NQ L.P. is BTO DE GP - NQ L.L.C. The managing member of BTO DE GP - NQ L.L.C. is Blackstone Holdings II L.P.

The general partner of Blackstone Family Tactical Opportunities Investment Partnership III - NQ - ESC L.P. is BTO - NQ Side-by-Side GP L.L.C. The sole member of BTO - NQ Side-by-Side GP L.L.C. is Blackstone Holdings II L.P.

The general partner of Blackstone Holdings I L.P. and Blackstone Holdings II L.P. is Blackstone Holdings I/II GP L.L.C. The sole member of Blackstone Holdings I/II GP L.L.C. is Blackstone Inc. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone Inc.'s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each such Reporting Person may be deemed to beneficially own the Common Stock of the Issuer directly or indirectly controlled by it or him, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any such Reporting Person (other than any Reporting Person to the extent they directly hold Issuer securities) is the beneficial owner of Common Stock of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose and each of the Reporting Person expressly disclaims beneficial ownership of such shares of Common Stock. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Section 13(d) and 13(g) of the Act.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of September 30, 2026, BTO Grannus Holdings IV - NQ LLC directly held 2,491,088 shares of Common Stock, Blackstone Tactical Opportunities Fund - FD L.P. directly held 43,029 shares of Common Stock and Blackstone Family Tactical Opportunities Investment Partnership III - NQ - ESC L.P directly held 19,239 shares of Common Stock.

Each Reporting Person may be deemed to beneficially own the securities of the Issuer directly held by the Blackstone Holders directly or indirectly controlled by it or him, but each (other than the Blackstone Holders to the extent of their respective direct holdings) disclaims beneficial ownership of the securities reported herein, except to the extent of such Reporting Person's pecuniary interest therein, and this report shall not be deemed an admission that any of the Reporting Persons (other than the Blackstone Holders to the extent each directly holds securities of the Issuer) is the beneficial owner of such securities for purposes of Section 13(d) of the Act or any other purpose. Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person's cover page.
Percent of class:
Calculation of the percentage of shares of Common Stock beneficially owned is based on 58,826,140 shares of Common Stock outstanding as of August 3, 2026, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 6, 2026. Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person's cover page.

Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person's cover page. As of September 30, 2026, Reporting Persons no longer beneficially own more than five percent of the Common Stock. This filing represents an exit filing for the Reporting Persons.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BTO Grannus Holdings IV - NQ LLC: /s/ Christopher J. James, By: Blackstone Tactical Opportunities Advisors L.L.C., its investment manager, By: Christopher J. James, Senior Managing Director (11/06/2026)
- Grannus Holdings Manager - NQ LLC: /s/ Christopher J. James, Christopher J. James, Manager (11/06/2026)
- Blackstone Tactical Opportunities Advisors L.L.C.: /s/ Christopher J. James, Christopher J. James, Senior Managing Director (11/06/2026)
- Blackstone Intermediary Holdco L.L.C.: /s/ Evan Clandorf, By: Blackstone Securities Partners L.P., its sole member, By: Evan Clandorf, Authorized Person (11/06/2026)
- Blackstone Securities Partners L.P.: /s/ Evan Clandorf, Evan Clandorf, Authorized Person (11/06/2026)
- Blackstone Advisory Services L.L.C.: /s/ Evan Clandorf, Evan Clandorf, Authorized Person (11/06/2026)
- Blackstone Tactical Opportunities Fund - FD L.P.: /s/ Christopher J. James, By: Blackstone Tactical Opportunities Associates III - NQ L.P., its GP, By: BTO DE GP - NQ L.L.C., its GP, By: Christopher J. James, Senior MD (11/06/2026)
- Blackstone Tactical Opportunities Associates III - NQ L.P.: /s/ Christopher J. James, By: BTO DE GP - NQ L.L.C., its general partner, By: Christopher J. James, Senior Managing Director (11/06/2026)
- BTO DE GP - NQ L.L.C.: /s/ Christopher J. James, Christopher J. James, Senior Managing Director (11/06/2026)
- Blackstone Family Tactical Opportunities Investment Partnership III - NQ - ESC L.P.: /s/ Christopher J. James, By: BTO - NQ Side-by-Side GP L.L.C., its general partner, By: Christopher J. James, Senior Managing Director (11/06/2026)
- BTO - NQ Side-by-Side GP L.L.C.: /s/ Christopher J. James, Christopher J. James, Senior Managing Director (11/06/2026)
- Blackstone Holdings I L.P.: /s/ Victoria Portnoy, By: Blackstone Holdings I/II GP L.L.C., its general partner, By: Victoria Portnoy, Managing Director - Assistant Secretary (11/06/2026)
- Blackstone Holdings II L.P.: /s/ Victoria Portnoy, By: Blackstone Holdings I/II GP L.L.C., its general partner, By: Victoria Portnoy, Managing Director - Assistant Secretary (11/06/2026)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (11/06/2026)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (11/06/2026)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (11/06/2026)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (11/06/2026)